Exhibit 10.17

April 3, 2006

Nick Antonopoulos
4355 Montmorency Court
San Jose, CA 95118

Dear Nick:

ZiLOG, Inc. (“ZiLOG or the “Company”) is pleased to offer you the assignment of Executive Vice President Worldwide Sales, reporting to Jim Thorburn, Chief Executive Officer. You will be an Executive Officer of the Company and therefore subject to Section 16 of the Securities Exchange Act of 1934.

Your salary will be $20,833.33 per month which equates approximately to an annual salary of $250,000 and a monthly car allowance of $550 per month. All payments per this paragraph are gross before applicable taxes and required withholdings.

ZiLOG is offering you a guaranteed bonus, in lieu of your incentive plan for your first six months of continuous full-time regular employment in the amount of $87,500.00 which is 70% of your base salary. This will be paid out in two payments of $43,750. The first payment of $43,750 will be paid following your first three months of employment and your second payment of $43,750 will be paid following the first six months of employment. All normal statutory tax deductions and other withholdings will be deducted from these payments.

1st Payout After first 3 Months	2nd Payout After first 6 Months	Total
$43,750.00	$43,750.00	$87,500.00

Note:  This payout guarantee has the following stipulations. It will be pro-rated based on any leave of absence. It will not be paid out if any gross mis-conduct or other “for cause” termination results. The payout will be calculated based on the annual salary in this offer letter dated April 3, 2006. All amounts are less any applicable taxes and other required withholdings. You must be a full-time regular employee with continuous employment at the end of the first three months of employment to receive the first payout and at the end of the first six months of employment to receive the second payout.

Following your first six-month period of employment, you will then become eligible to participate in the ZiLOG Incentive Program. Your incentive rate will be 60% of “earned” base pay at the 100% target level which will be paid out quarterly based on achieving certain revenue and design win targets. You will receive a separate letter formalizing the details of this incentive plan once you become eligible to participate.

The Company will recommend to its Board of Directors to grant you the following:

1.)    At a Compensation Committee meeting, the Company will recommend to its Board of Directors to grant you the option to purchase 70,000 shares of ZiLOG common stock at fair market value (closing price) on the date of grant. If approved, such stock options would typically have a four-year vesting schedule starting on your date of grant and an exercise price equal to ZiLOG’s closing common stock price on the date of the grant. The options will be subject to the terms and conditions of the applicable stock option plan and/or stock option agreement.

2.)    If after six months of continuous regular full-time employment status and strong performance, the Company will again recommend that that its Board of Directors grant you the option to purchase an additional 70,000 shares of ZiLOG common stock at fair market value (closing price) on the date of grant. If approved, such stock options would typically have a four-year vesting schedule starting on your date of grant and an exercise price equal to ZiLOG’s closing common stock price on the date of the grant. The options will be subject to the terms and conditions of the applicable stock option plan and/or stock option agreement.

If a change in control of the Company occurs within 50% of your unvested stock options will immediately vest at the time of the change in control.

In your first year rather then the policy accrual of 80 hours, you will approximately start accruing 120 hours vacation up until your sixth year of service. Then, after six years of service you would begin following the vacation accrual policy which is adding a day for each year of service and follow all other policy guidelines. Policy guidelines for vacation are per POL053: Vacation Policy.

Your company benefits are effective as of your first day of employment, with the exception of Long Term Disability (LTD) which commences on your 31st day.

This offer is contingent upon the results of your reference/background check and educational transcript request. If you choose to accept this offer, you will be an at-will employee of ZiLOG. This means that either you or the Company may terminate your employment at any time, with or without notice and with or without cause. The at-will nature of your employment cannot be modified except by in writing signed by both you and one of the following Company representatives:  Head of HR, CFO, or the CEO. You will be required to adhere to all of ZiLOG’s policies and procedures which are resident on ZiLOG’s Intranet system under the heading “ZiDOC”. You are responsible for familiarizing yourself with these policies as soon as possible and on a regular basis going forward.

The Immigration Reform and Control Act prohibits employers from knowingly hiring anyone who is not eligible to work in the United States. This law also states that all individuals hired will be required to satisfy an employment verification procedure, as described in the enclosed I-9 document.

This offer letter dated April 3, 2006 is the only agreement concerning your compensation, benefits and all ZiLOG’s obligations to you and they supersede any prior agreements or understandings concerning such matters, whether oral or written. Please acknowledge your acceptance of this offer by signing and returning this offer letter within one (1) week from the date of this letter.

We look forward to your participation as part of the ZiLOG team.

Sincerely,
/s/ MAY JEFFERSON	April 3, 2006
May Jefferson Director of Global Human Resources	Date

I accept this offer of employment and the terms of this letter.

/s/ NICK ANTONOPOULOS	April 10, 2006	April 24, 2006
Signature	Date	Start Date